UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)


                    Under the Securities Exchange Act of 1934


                         CALYPTE BIOMEDICAL CORPORATION
                                (Name of Issuer)

                           COMMON STOCK $.03 PAR VALUE
                         (Title of Class of Securities)

                                    131722100
                                 (CUSIP Number)


                          WALTER G. VAN DORN, JR., ESQ.
                           THACHER PROFFITT & WOOD LLP
                           TWO WORLD FINANCIAL CENTER
                            NEW YORK, NEW YORK 10281
                                 (212) 912-7400
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                               September 30, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 4 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


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CUSIP NO. 131722100               SCHEDULE 13 D                PAGE 2 OF 5 PAGES


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 131722100               SCHEDULE 13 D                PAGE 3 OF 5 PAGES


1        NAME OF REPORTING PERSON:  Marr Technologies BV

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (voluntary):

_________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
         (see instructions)                                              (b) [ ]
________________________________________________________________________________
3        SEC USE ONLY

________________________________________________________________________________
4        SOURCE OF FUNDS (see instructions)
                           WC
________________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                             [ ]
________________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           The Netherlands
________________________________________________________________________________
      NUMBER OF            7        SOLE VOTING POWER
        SHARES                      38,915,151 (See Item 5)
     BENEFICIALLY                   __________________________
       OWNED BY            8        SHARED VOTING POWER
         EACH                       0
      REPORTING                     __________________________
        PERSON             9        SOLE DISPOSITIVE POWER
         WITH                       38,915,151 (See Item 5)
                                    __________________________
                           10       SHARED DISPOSITIVE POWER
                                    0
________________________________________________________________________________
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                           38,915,151 (See Item 5)
________________________________________________________________________________
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (see instructions)                          [ ]

________________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           46.75% (See Item 5)
________________________________________________________________________________
14       TYPE OF REPORTING PERSON (see instructions)
                           CO


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CUSIP NO. 131722100               SCHEDULE 13 D                PAGE 4 OF 5 PAGES


                           STATEMENT FOR SCHEDULE 13D

                  This Amendment No. 2 to Schedule 13D relates to common stock of Calypte Biomedical Corporation (the "Company"). This Amendment No. 2 amends the initial statement on Schedule 13D ("Initial Statement") filed with the Securities and Exchange Commission on September 8, 2003 by Marr Technologies BV ("MTBV") and Amendment No. 1 to the Initial Statement ("Amendment No. 1") filed with the Securities and Exchange Commission on October 1, 2003 by MTBV. The Initial Statement and Amendment No. 1 are amended as follows:

Item 3.           Source and Amount of Funds or Other Consideration

                  MTBV purchased 1,200,000 shares of common stock of the Company over a period beginning on July 25, 2003 and ending on September 30, 2003, which were not previously reported in the Initial Statement or Amendment No. 1. MTBV spent $539,178 in making such purchases. MTBV funded such purchases from its working capital.

Item 5.           Interest in Securities of the Issuer

                  MTBV has sole voting and dispositive power with respect to 38,915,151 shares, or approximately 46.75% of the 83,248,301 shares of common stock of the Company outstanding. The following table sets forth a description of the transactions effected by MTBV in the class of securities reported herein in the past 60 days.


Date                       Number of Shares          Price Per Share
----                       ----------------          ---------------

7/25/03                    500,000                   $0.1225
7/29/03                    8,333,333                 $0.30
8/14/03                    800,000                   $0.1506
8/15/03                    800,000                   $0.1414
8/17/03                    1,300,000                 $0.145
8/21/03                    1,200,000                 $0.1502
8/25/03                    400,000                   $0.1834
8/27/03                    50,000                    $0.1950
8/28/03                    20,000,000                $0.50
9/01/03                    5,181,818                 $0.11
9/01/03                    50,000                    $0.5585
9/30/03                    300,000                   $1.3180

Such shares were purchased in a combination of privately negotiated transactions and open market transactions effected on the Over the Counter Bulletin Board. The shares acquired on September 1, 2003 were the result of conversion to common stock of a convertible debenture dated September 1, 2003.

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CUSIP NO. 131722100               SCHEDULE 13 D                PAGE 5 OF 5 PAGES


                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true and complete.

Dated:  October 7, 2003

                                                        MARR TECHNOLOGIES BV


                                                     By: /s/ Christian Strik
                                                        ------------------------
                                                        Name:  Christian Strik
                                                        Title: Director